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                              April 19, 2024

       Frank Wheatley
       Chief Executive Officer
       Snow Lake Resources Ltd.
       360 Main St 30th Floor
       Winnipeg, MB R3C 0V1
       Canada

                                                        Re: Snow Lake Resources
Ltd.
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            Filed October 31,
2023
                                                            File No. 001-41085

       Dear Frank Wheatley:

              We have reviewed your March 25, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23,
       2024 letter.

       Form 20-F/A for the Fiscal Year Ended June 30, 2023

       Item 4. Information on the Company, page 39

   1.                                                   We note your response
to comment 4 and we reissue the comment. Please revise
                                                        subsequent filings to
provide the point of reference with each resource table, such as in-
                                                        situ, mill feed,
saleable product, etc, as required by Item 1304(d)(1) of Regulation S-K.
                                                        Please provide a draft
of your proposed future revision with your response.

   2.                                                   Please revise
subsequent annual filings to remove highly technical data, as required by
                                                        Item 1301(d)(2) of
Regulation S-K.
 Frank Wheatley
FirstName
Snow LakeLastNameFrank
             Resources Ltd. Wheatley
Comapany
April       NameSnow Lake Resources Ltd.
       19, 2024
April 219, 2024 Page 2
Page
FirstName LastName
Item 19. Exhibits
96.1, page 124

3. In response to comment 8 we note that you have included the cash flow models in your amended 20-F filing, however this information is required to be included in your technical report summary. Please revise your technical report summary to include the cash flow models.

         In the revised technical report summary also include the cut-off grade equations with the assumptions, as provided in response to comment 6.
4. We note that you have used a $3500/tonne 6% lithium concentrate price to determine mineral resources and that you have also used this price in the optional resource economic analysis. We note the current price of 6% lithium concentrate is substantially lower than $3500/tonne, and the forecasted price, as reflected in Figure 14 of your amended
         Form 20-F filing, is also substantially less that $3500/tonne. Additionally, the current price of 6% lithium concentrate is outside the range of values in the sensitivity analysis that is included on page 226 of your Snow Lake Technical Report
Summary.

         Considering the foregoing, please be advised that Item 1304(f)(2) of Regulation S-K requires all material assumptions pertaining to a Registrant's mineral resources to be current at the end of a Registrant's fiscal year end. This requires an assessment of all material assumptions, including pricing, and, if necessary, filing an updated technical report summary. Please tell us if it is your intention to update your mineral resources and technical report summary, and the timing of such a revision.
       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding mining comments.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Daniel Nauth